SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated August 13, 2019	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: August 14, 2019

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Third Quarter Fiscal Year 2019

- Third Quarter 2019 Net Revenue Up 30.2% Year-Over-Year to $61.7 Million -

- Third Quarter 2019 Net Income Up 84.1% Year-Over-Year to $9.4 Million -

- Third Quarter 2019 Cash Receipts from Online Course Registration

Up 30.7% Year-Over-Year to $50.4 Million -

- Third Quarter 2019 Cash Flow from Operations Up 41.7% Year-Over-Year to $17.6 Million -

BEIJING —August 13, 2019— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the third quarter of fiscal year 2019 ended June 30, 2019.

Third Quarter Fiscal 2019 Financial and Operational Highlights

•	Net revenue increased by 30.2% to $61.7 million from $47.4 million in the prior year period.

•	Total course enrollments were 734,800, an increase of 29.2% from the third quarter of fiscal 2018.

•	Cash receipts from online course registration were $50.4 million, a 30.7% increase from the third quarter of fiscal 2018.

•	Gross profit increased by 36.5% to $31.2 million from $22.8 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 36.3% to $31.2 million from $22.9 million in the prior year period.

•	Gross margin was 50.5%, compared with 48.2% in the prior year period. Non-GAAP1 gross margin was 50.5%, compared with 48.2% in the prior year period.

•	Operating income increased by 527.2% to $9.9 million from $1.6 million in the prior year period.

•	Non-GAAP[1] operating income increased by 371.7% to $10.4 million from $2.2 million in the prior year period.

•	Net income increased by 84.1% to $9.4 million from $5.1 million in the prior year period.

•	Non-GAAP[1] net income increased by 72.9% to $10.0 million from $5.8 million in the prior year period.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted net income per American Depositary Share (“ADS”) were $0.282 and $0.281, compared with basic and diluted net income per ADS of $0.154 for the third quarter of fiscal 2018. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.299 and $0.296, compared with basic and diluted non-GAAP[1] net income per ADS of $0.174 and $0.173 for the third quarter of fiscal 2018.

•	Cash flow from operations increased by 41.7% to $17.6 million from $12.4 million in the third quarter of fiscal 2018.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “The second half of fiscal year 2019 commenced with a strong third quarter performance, with third quarter revenue and net income growth of 30.2% and 84.1% year-over-year, respectively. Third quarter revenue growth was driven primarily by our industry-leading accounting vertical, a significant increase in revenue from the sale of learning simulation software, and revenue from the legal vertical generated by Beijing Ruida. Total enrollment growth was 29.2% year-over-year in the third quarter, primarily due to significant enrollment growth in accounting and engineering & construction (E&C) continuing education courses. Cash receipts from online course registration grew 30.7% year-over-year in the third quarter, or 39.8% year-over-year on a constant currency basis, due to the continued popularity of our longer duration premium and elite classes.”

Mr. Zhu concluded, “Our third quarter results show that our multi-pronged growth strategy is bearing fruit. All three core verticals of accounting, healthcare, and E&C, posted strong year-over-year cash receipt growth in the third quarter, demonstrating the broad appeal of our course offerings across industry verticals. Underpinning the growth of our industry verticals is the comprehensive life-long learning ecosystem we have built and continue to enhance. Our accounting vertical, for example, now encompasses a full complement of services, including professional certification exam preparation and continuing education services; practical accounting training and employment guidance services; accounting and related advisory services to corporate clients; and books and reference materials. We are focused on developing similar ecosystems across our other industry verticals, such as healthcare, E&C, and legal, in an effort to create additional avenues of growth and expand our overall growth opportunities.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “We returned to profitability in the third quarter as anticipated, and recorded non-GAAP operating margin of 16.8%, a significant year-over-year improvement due to strong third quarter revenue growth, coupled with the successful implementation of certain expense control measures and leverage of our cost structure.”

Mr. Marostica, continued, “With our fourth fiscal quarter well underway, we remain steadfast in continuing to balance growth with a keen focus on profitability and prudent cost control.”

Third Quarter Fiscal 2019 Financial Results

Net Revenue. Total net revenue increased by 30.2% to $61.7 million in the third quarter of fiscal 2019 from $47.4 million in the third quarter of fiscal 2018. Net revenue from online education services, books and reference materials, and other sources contributed 70.5%, 15.9% and 13.6%, respectively, of total net revenues for the third quarter of fiscal 2019.

Online education services. Net revenue from online education services increased by 25.6% to $43.5 million in the third quarter of fiscal 2019 from $34.7 million in the third quarter of fiscal 2018, mainly due to revenue growth from the accounting and healthcare verticals. Revenue from the legal vertical generated by Beijing Ruida also contributed to the growth.

Books and reference materials. Net revenue from books and reference materials increased by 84.7% to $9.8 million in the third quarter of fiscal 2019 from $5.3 million in the third quarter of fiscal 2018, mainly due to book sale revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida.

Others. Net revenue from other sources increased by 12.8% to $8.4 million in the third quarter of fiscal 2019 from $7.4 million in the third quarter of fiscal 2018, primarily due to offline training revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida. A significant increase in revenue from the sale of learning simulation software also contributed to the growth. This increase was partially offset by the decrease in revenue from the “Tax School Program” which the Company disposed in the first quarter of fiscal 2019.

Cost of Sales. Cost of sales increased by 24.4% to $30.6 million in the third quarter of fiscal 2019 from $24.6 million in the third quarter of fiscal 2018. Non-GAAP1 cost of sales increased by 24.6% to $30.6 million in the third quarter of fiscal 2019 from $24.5 million in the third quarter of fiscal 2018. The increase was mainly due to expenses associated with Beijing Ruida, including amortization expenses of intangibles arising from its acquisition of $1.7 million, cost of books and reference materials, and lecture fees. This increase was partially offset by the decrease in salaries and related expenses, and rental and related expenses.

Gross Profit and Gross Margin. Gross profit was $31.2 million in the third quarter of fiscal 2019, up 36.5% from $22.8 million in the prior year period. Non-GAAP1 gross profit was $31.2 million, increasing by 36.3% from $22.9 million in the prior year period. Gross margin was 50.5% in the third quarter of fiscal 2019, compared with 48.2% in the third quarter of fiscal 2018. Non-GAAP1 gross margin was 50.5% in the third quarter of fiscal 2019, compared with 48.2% in the third quarter of fiscal 2018.

Operating Expenses. Total operating expenses increased by 24.5% to $22.0 million in the third quarter of fiscal 2019, from $17.7 million in the prior year period. Non-GAAP1 total operating expenses increased by 25.8% to $21.5 million in the third quarter of fiscal 2019, from $17.1 million in the prior year period.

Selling expenses. Selling expenses increased by 31.4% to $17.0 million in the third quarter of fiscal 2019 from $13.0 million in the prior year period. Non-GAAP1 selling expenses increased by 31.6% to $17.0 million in the third quarter of fiscal 2019 from $12.9 million in the prior year period. The increase was primarily driven by higher advertising and promotional expenses, expenses associated with Beijing Ruida, the increase in rental and related expenses and other miscellaneous selling expenses. This increase was partially offset by the decrease in commission to agents.

General and administrative expenses. General and administrative expenses increased by 5.3% to $4.9 million in the third quarter of fiscal 2019 from $4.7 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 7.4% to $4.4 million in the third quarter of fiscal 2019 from $4.1 million in the prior year period. The increase was mainly due to the expenses associated with Beijing Ruida.

Income Tax Expense. Income tax expense increased by 82.6% to $2.5 million in the third quarter of fiscal 2019 from $1.3 million in the prior year period, primarily due to an increase in taxable income.

Net Income. As a result of the foregoing, net income was $9.4 million in the third quarter of fiscal 2019, compared with $5.1 million in the prior year period. Non-GAAP1 net income was $10.0 million in the third quarter of fiscal 2019, compared with $5.8 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 41.7% to $17.6 million in the third quarter of fiscal 2019 from $12.4 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the third quarter of fiscal 2019. The increase in accrued expenses and other liabilities, income tax payable, and deferred revenue generated from the Company’s professional education services segment also contributed to the operating cash inflow. The operating cash inflow was partially offset by the increase in accounts receivable, inventories, prepayments and other current assets, and other non-current assets.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of June 30, 2019 decreased by 4.0% to $124.9 million from $130.1 million as of March 31, 2019, mainly due to (i) the payment of contingent consideration for the acquisition of 11% equity interest, and purchase consideration for further acquisition of 9% equity interest in Beijing Ruida for a total of $6.6 million, (ii) the repayment of loans of $13.1 million and (iii) the capital expenditure of $1.7 million. The decrease was partially offset by the operating cash inflow generated in the third quarter of fiscal 2019 and the proceeds from disposal of an investment, Beijing Yousian Technology Co., Ltd, of $3.6 million.

First Nine Months of Fiscal 2019 Financial Results

Net Revenue. Total net revenue increased by 26.6% to $143.1 million in the first nine months of fiscal 2019 from $113.0 million in the first nine months of fiscal 2018. Net revenue from online education services, books and reference materials, and other sources contributed 67.4%, 15.1% and 17.5%, respectively, of total net revenues for the first nine months of fiscal 2019.

Online education services. Net revenue from online education services increased by 19.8% to $96.5 million in the first nine months of fiscal 2019 from $80.5 million in the first nine months of fiscal 2018.

Books and reference materials. Net revenue from books and reference materials increased by 138.0% to $21.6 million in the first nine months of fiscal 2019 from $9.1 million in the first nine months of fiscal 2018.

Others. Net revenue from other sources increased by 6.7% to $25.0 million in the first nine months of fiscal 2019 from $23.5 million in the first nine months of fiscal 2018.

Cost of Sales. Cost of sales increased by 28.9% to $79.5 million in the first nine months of fiscal 2019 from $61.6 million in the first nine months of fiscal 2018. Non-GAAP1 cost of sales increased by 29.1% to $79.4 million in the first nine months of fiscal 2019 from $61.5 million in the first nine months of fiscal 2018.

Gross Profit and Gross Margin. Gross profit was $63.7 million in the first nine months of fiscal 2019, up 23.9% from $51.4 million in the prior year period. Non-GAAP1 gross profit was $63.7 million, increasing by 23.6% from $51.5 million in the prior year period. Gross margin was 44.5% in the first nine months of fiscal 2019, compared with 45.5% in the first nine months of fiscal 2018. Non-GAAP1 gross margin was 44.5% in the first nine months of fiscal 2019, compared with 45.6% in the first nine months of fiscal 2018.

Operating Expenses. Total operating expenses increased by 37.7% to $63.2 million in the first nine months of fiscal 2019 from $45.9 million in the prior year period. Non-GAAP1 total operating expenses increased by 39.2% to $61.7 million in the first nine months of fiscal 2019 from $44.3 million in the prior year period.

Selling expenses. Selling expenses increased by 49.0% to $45.3 million in the first nine months of fiscal 2019 from $30.4 million in the prior year period. Non-GAAP1 selling expenses increased by 49.2% to $45.3 million in the first nine months of fiscal 2019 from $30.4 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 15.5% to $17.9 million in the first nine months of fiscal 2019 from $15.5 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 17.3% to $16.4 million in the first nine months of fiscal 2019 from $14.0 million in the prior year period.

Change in fair value of contingent consideration payable. Change in fair value of contingent consideration payable was attributable to the increase or decrease in fair value of contingent consideration with respect to the Company’s equity interest investment in Beijing Ruida.

Gain from Deconsolidation of a Subsidiary. Gain from deconsolidation of a subsidiary of $6.9 million related to the gain on the disposal of 60% equity interest, and fair value change of remaining 40% equity interest, in Champion Tax Advisory or “Tax School Program.”

Income Tax Expense. Income tax expense increased by 253.5% to $2.1 million in the first nine months of fiscal 2019 from $0.6 million in the prior year period.

Net Income. As a result of the foregoing, net income was $7.5 million in the first nine months of fiscal 2019, compared with net income of $2.0 million in the prior year period. Non-GAAP1 net income was $9.0 million in the first nine months of fiscal 2019, compared with non-GAAP1 net income of $3.6 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 76.5% to $61.9 million in the first nine months of fiscal 2019 from $35.1 million in the prior year period.

Outlook

For the fourth quarter of fiscal 2019, the Company expects to generate total net revenue in the range of $63.3 million to $66.5 million, representing year-over-year growth of approximately 18% to 24%.

For fiscal year 2019, the Company expects to generate total net revenues in the range of $206.4 million to $209.6 million, representing year-over-year growth of approximately 23.8% to 25.8%. The Company’s prior fiscal 2019 full-year total net revenue guidance range was $210.0 million to $218.3 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, August 14, 2019 (8:00 p.m. Beijing Time on Wednesday, August 14, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until August 21, 2019 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 9789216

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, practical accounting training courses for college students and working professionals, as well as third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter and full fiscal year 2019 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem, as well as cost control) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2018	June 30, 2019
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	30,826	61,918
Restricted cash	51,736	39,355
Short term investments	17,073	23,578
Accounts receivable, net of allowance for doubtful accounts of US$1,417 and US$1,342 as of June 30, 2019 and September 30, 2018, respectively	7,280	7,067
Inventories	2,782	4,416
Prepayment and other current assets	17,054	25,013
Deferred cost	1,125	1,608

Total current assets	127,876	162,955

Non-current assets:
Property, plant and equipment, net	27,972	39,016
Goodwill	79,516	79,463
Long term investments	33,837	32,822
Other intangible assets, net	39,500	33,471
Deposit for purchase of non-current assets	8,126	9,812
Deferred tax assets – non-current portion	5,711	4,583
Other non-current assets	6,387	11,420

Total non-current assets	201,049	210,587

Total assets	328,925	373,542

Liabilities and equity:
Current liabilities:
Bank borrowings	50,975	44,458
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$33,327 and US$34,993 as of June 30, 2019 and September 30, 2018, respectively)	42,141	36,717
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,941 and US$$4,847 as of June 30, 2019 and September 30, 2018, respectively)	9,293	8,621
Deferred revenue - current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$105,294 and US$77,299 as of June 30, 2019 and September 30, 2018, respectively)	78,194	106,099
Refundable fees - current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$414 and US$13,837 as of June 30, 2019 and September 30, 2018, respectively)	13,837	414

Total current liabilities	194,440	196,309

Non-current liabilities:
Deferred revenue - non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$34,286 and nil as of June 30, 2019 and September 30, 2018, respectively)	—	34,286
Refundable fees - non-current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,690 and nil as of June 30, 2019 and September 30, 2018, respectively)	—	2,690
Deferred tax liabilities- non-current portion	12,693	11,287
Long-term bank borrowing	12,027	329

Total non-current liabilities	24,720	48,592

Total liabilities	219,160	244,901

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 134,212,357 and 133,275,521 shares issued and outstanding at June 30, 2019 and September 30, 2018, respectively)	13	13
Additional paid-in capital	21,557	23,100
Accumulated other comprehensive loss	(7,013)	(6,223)
Retained Earnings	29,717	46,899

Total China Distance Education Holdings Limited shareholder’s equity	44,274	63,789
Noncontrolling interest	65,491	64,852

Total equity	109,765	128,641

Total liabilities and equity	328,925	373,542

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	34,658	43,529
Books and reference materials	5,321	9,826
Others	7,437	8,392
Sale of learning simulation software	1,703	2,665
- Business start-up training services	809	886
- Others	4,925	4,841

Total net revenues	47,416	61,747

Cost of sales
Cost of services and others	(20,250)	(20,836)
Cost of tangible goods sold	(4,333)	(9,735)

Total cost of sales	(24,583)	(30,571)

Gross profit	22,833	31,176

Operating expenses
Selling expenses	(12,967)	(17,043)
General and administrative expenses	(4,698)	(4,947)

Total operating expenses	(17,665)	(21,990)
Change in fair value of contingent consideration payable	(4,420)	—
Other operating income	823	665

Operating income	1,571	9,851

Interest income	682	526
Interest expense	(906)	(703)
Gain from disposal of an investment	—	318
Exchange gain	4,511	1,996

Income before income taxes	5,858	11,988
Income tax expense	(1,347)	(2,460)
Loss from equity method investments	(107)	(656)

Net income	4,404	8,872
Net loss attributable to noncontrolling interest	727	575

Net income attributable to China Distance Education Holdings Limited	5,131	9,447

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.039	0.070
Diluted	0.038	0.070
Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.154	0.282
Diluted	0.154	0.281
Weighted average shares used in calculating net income per share:
Basic	132,522,733	133,037,866
Diluted	133,392,776	134,342,150

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	80,487	96,450
Books and reference materials	9,088	21,632
Others	23,467	25,049
- Sale of learning simulation software	8,602	9,630
- Business start-up training services	2,858	2,258
- Others	12,007	13,161

Total net revenues	113,042	143,131

Cost of sales
Cost of services and others	(54,138)	(62,461)
Cost of tangible goods sold	(7,505)	(16,997)

Total cost of sales	(61,643)	(79,458)

Gross profit	51,399	63,673

Operating expenses
Selling expenses	(30,430)	(45,327)
General and administrative expenses	(15,459)	(17,855)

Total operating expenses	(45,889)	(63,182)
Change in fair value of contingent consideration payable	(3,867)	695
Other operating income	2,125	2,434

Operating income	3,768	3,620

Interest income	1,805	1,714
Interest expense	(2,522)	(2,294)
Gain from disposal of an investment	—	318
Gain from deconsolidation of a subsidiary	—	6,869
Exchange loss	(496)	(104)

Income before income taxes	2,555	10,123
Income tax expense	(588)	(2,077)
Loss from equity method investments	(151)	(1,019)

Net income	1,816	7,027
Net loss attributable to noncontrolling interest	144	457

Net income attributable to China Distance Education Holdings Limited	1,960	7,484

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.015	0.056
Diluted	0.015	0.056

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.059	0.224
Diluted	0.059	0.223

Weighted average shares used in calculating net income per share:
Basic	132,197,650	132,946,829
Diluted	133,006,241	134,072,148

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	24,583	30,571
Share-based compensation expense in cost of sales	45	—
Non-GAAP cost of sales	24,538	30,571

Selling expenses	12,967	17,043
Share-based compensation expense in selling expenses	20	—
Non-GAAP selling expenses	12,947	17,043

General and administrative expenses	4,698	4,947
Share-based compensation expense in general and administrative expenses	559	503
Non-GAAP general and administrative expenses	4,139	4,444

Gross profit	22,833	31,176
Share-based compensation expenses	45	—
Non-GAAP gross profit	22,878	31,176

Gross profit margin	48.2%	50.5%
Non-GAAP gross profit margin	48.2%	50.5%

Operating income	1,571	9,851
Share-based compensation expenses	624	503
Non-GAAP operating income	2,195	10,354

Operating margin	3.3%	16.0%
Non-GAAP operating margin	4.6%	16.8%

Net income	5,131	9,447
Share-based compensation expense	624	503
Non-GAAP net income	5,755	9,950

Net income margin	10.8%	15.3%
Non-GAAP net income margin	12.1%	16.1%

Net income per share—basic	0.039	0.070
Net income per share—diluted	0.038	0.070
Non-GAAP net income per share—basic	0.043	0.075
Non-GAAP net income per share—diluted	0.043	0.074

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.154	0.282
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.154	0.281
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.174	0.299
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.173	0.296

Weighted average shares used in calculating basic net income per share	132,522,733	133,037,866
Weighted average shares used in calculating diluted net income per share	133,392,776	134,342,150
Weighted average shares used in calculating basic non-GAAP net income per share	132,522,733	133,037,866
Weighted average shares used in calculating diluted non-GAAP net income per share	133,392,776	134,342,150

Note 1: Each ADS represents four ordinary shares.

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	61,643	79,458
Share-based compensation expense in cost of sales	116	23
Non-GAAP cost of sales	61,527	79,435

Selling expenses	30,430	45,327
Share-based compensation expense in selling expenses	60	10
Non-GAAP selling expenses	30,370	45,317

General and administrative expenses	15,459	17,855
Share-based compensation expense in general and administrative expenses	1,505	1,482
Non-GAAP general and administrative expenses	13,954	16,373

Gross profit	51,399	63,673
Share-based compensation expenses	116	23
Non-GAAP gross profit	51,515	63,696

Gross profit margin	45.5%	44.5%
Non-GAAP gross profit margin	45.6%	44.5%

Operating income	3,768	3,620
Share-based compensation expenses	1,681	1,515
Non-GAAP operating income	5,449	5,135

Operating margin	3.3%	2.5%
Non-GAAP operating margin	4.8%	3.6%

Net income	1,960	7,484
Share-based compensation expense	1,681	1,515
Non-GAAP net income	3,641	8,999

Net income margin	1.7%	5.2%
Non-GAAP net income margin	3.2%	6.3%

Net income per share—basic	0.015	0.056
Net income per share—diluted	0.015	0.056
Non-GAAP net income per share—basic	0.028	0.068
Non-GAAP net income per share—diluted	0.027	0.067

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.059	0.224
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.059	0.223
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.110	0.271
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.109	0.269

Weighted average shares used in calculating basic net income per share	132,197,650	132,946,829
Weighted average shares used in calculating diluted net income per share	133,006,241	134,072,148
Weighted average shares used in calculating basic non-GAAP net income per share	132,197,650	132,946,829
Weighted average shares used in calculating diluted non-GAAP net income per share	133,006,241	134,072,148

Note 1: Each ADS represents four ordinary shares